Exhibit 99.11

CONSENT OF P. BEDELL

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-10 being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study Essakane Project Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); and (2) the annual information form of the Corporation dated March 31, 2010, which includes reference to my name in connection with information relating to the Essakane Project, the Essakane Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

/s/ Philip R. Bedell
By: Phillip Bedell, P. Eng., B.E.Sc., M.E.Sc.
Title: Senior Consultant
Company: Golder Associates Inc.

Date: March 31, 2010